PART II

OFFERING MEMORANDUM DATED MARCH 30, 2023



Blokable, LLC
1750 Creekside Oaks Drive, Suite 130
Sacramento, CA 95833
www.blokable.com

Up to $5,000,000 in CF Convertible Notes

Minimum Investment Amount: $500

Blokable, LLC ("Blokable," "the Company," "we," or "us"), is offering up to $5,000,000 worth of Series 2023-CF convertible promissory notes (the "Security," "Securities," and "CF Convertible Notes"). The minimum target amount under this Regulation CF offering (the "Offering") is $25,000 (the "Target Amount"). The Company must reach its Target Amount of $25,000 by June 28, 2023, the end date of the offering. Unless the Company raises at least the Target Amount of $25,000 under the Offering by June 28, 2023, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these

forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Due Diligence

Due diligence by CrowdCheck, Inc.



Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.

Investment Incentives and Bonuses*

Combo/Avid Investor Perk

Invest $2,000+ within the first week and receive Monthly investor updates.

Invest $5,000+ within the first two weeks and receive Monthly investor updates and your name will be inscribed on the 'Housing Revolutionaries' wall in lobby of Factory 1.

Invest $10,000+ within the three weeks and receive Monday investor updates, dinner with company leadership in Sacramento and your name will be inscribed on the 'Housing Revolutionaries' wall in lobby of Factory 1 + your name will be inscribed on the 'Housing Revolutionaries' wall in lobby of 707 E Street.

Amount-Based

Tier 1 | $2,000+

Invest $2,000+ and receive a quarterly investor email update.

Tier 2 | $5,000+

Invest $5,000+ and receive a monthly investor update.

Tier 3 | $10,000+

Invest $10,000+ and receive a Monthly investor update + dinner with company leadership in Sacramento.

Tier 4 | $25,000+

Invest $25,000+ and receive a monthly investor update + dinner with company leadership in Sacramento+ name inscribed on 'Housing Revolutionaries' wall in the lobby of Factory 1.

Tier 5 | $50,000+

Invest $50,000+ and receive a monthly investor update + dinner with company leadership in Sacramento + name inscribed on 'Housing Revolutionaries' wall in lobby of Factory 1 + name inscribed on 'Housing Revolutionaries' wall in lobby of 707 E Street.

Tier 6 | $100,000+

Invest $100,000+ and receive a monthly investor update + all expenses 2-day trip to Sacramento and private dinner with company leadership + Name inscribed on 'Housing Revolutionaries' wall in lobby of Factory 1 + Name inscribed on 'Housing Revolutionaries' wall in lobby of 707 E Street.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% Bonus for StartEngine Investors

Blokable will offer a 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine investors will receive a 10% increase in the annual interest rate on the Series 2023-CF convertible notes, or CF Convertible Notes, being offered in this Offering. This means your annual interest rate will be 6.60% instead of 6.00%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). .

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Blokable, LLC is a limited liability company formed on December 29, 2020 under the laws of the state of Delaware, which assumed all operations and assets of the company in its current form, pursuant to a merger with a predecessor entity, Blokable, Inc., on February 1, 2021. The predecessor entity had been conducting the company's operations since March 2016 until that time.

What We Do

We are a developer of proprietary multifamily housing, using manufacturing that is designed to reduce total development costs and maximize returns.

Market Need

Over the past decade, U.S. housing production has not kept pace with economic growth and the U.S. housing market is currently undersupplied by 6.8 million units. This crisis has been in the works for over a decade due to many factors, including increasing U.S. population growth, increasingly restrictive building regulatory requirements, growing scarcity of available developable land, continually escalating construction and materials costs, increasing demand for building performance and resiliency, and increasing demand for environmental, social, and governance ("ESG") compliance.

The well-documented solution for the housing shortage, both market rate as well as affordable housing, is to add density (aka multi-story apartment buildings as opposed to Accessory Dwelling Units ("ADUs") or single-family units). Ƒ6.8

Blokable's Solution

Enter Blokable. We are a unique, vertically-integrated modular housing development platform that aims to create housing at scale. Blokable uses manufacturing and technological advances in an effort to compress development costs and time, reduce risks, and organize an otherwise inefficient process. We seek to create higher-quality, environmentally sustainable buildings, while achieving efficiencies and scale we believe have not yet been achieved in the industry. Our vision is to bring transformative economic, social, and environmental benefits to the world, revolutionizing development to fix the housing crisis and create wealth opportunities for investors, residents, and communities who support and embrace a better way of life.

Using five key pillars, our model, which we refer to as Modular Development by Blokable ("Modular Development"), is aiming to disrupt traditional development:

1. Vertically integrated development platform, which is designed to minimize predevelopment and development costs and time, maximize control of the process, and significantly reduce conflict and resistance
2. Suite of digital tools to design, permit, manufacture, construct and own multifamily housing
3. Pre-engineered, standardized building system that is land agnostic and flexible in application
4. Repeatable building assembly process allowing leveraging of robotics and automation
5. Increased factory production capacity

To date, we have completed 15 Blokable housing units ("Bloks"), 3 ADUs and a 12-unit multifamily apartment project, titled Phoenix Rising, on four different sites in Washington, California, and Colorado, building from a 60,000 square foot manufacturing prototyping facility as the company validated its engineering, assembly sequences, shipping logistics, and regulatory inspections and approvals. The Company earned revenue of

approximately $1,540,000 for Phoenix Rising, primarily in 2019 and 2020. The Company also sold the first two ADUs for total proceeds of approximately $142,000. The Company has earned additional revenue from development services related to project planning totaling approximately $420,000.

After completing the Phoenix Rising project in Washington state, Blokable shut down its prototyping facility there to focus on 5-story building system engineering, Building Information Modeling ("BIM") and Bill of Materials ("BOM") systems development, and to prepare to ramp up manufacturing in California. The ability of the system to build projects with up to 5 residential levels represents the vast majority of the multifamily development opportunity in most markets. We have also filed patent applications for, among other things, our conventional and resilient structural joints.

Blokable is entering into a lease for a large-scale manufacturing facility in Northern California that it expects to make operational in late 2023. If or when we reach full-scale advanced manufacturing, we expect our next factory to produce enough modular units, or Bloks, to build over 2,000 apartments every year, with a projected aggregate market value of over $1 billion (market comparable values in major California markets in which Blokable plans to develop have a Class A per unit value in excess of $500,000). We hope that, with this highly-scalable manufacturing process and building system, we will ultimately be able to expand our supply chain and factory network to serve markets across the U.S.

Industry Landscape

By some estimates, the U.S. currently faces a shortage of up to 6.8 million homes – a gap that continues to grow each year as housing development fails to keep up with demand. In California alone, there are an estimated 3.5 million new housing units needed by 2025. This widening gap between supply and demand is causing home prices to surge. Meanwhile, the cost to build housing keeps escalating, as rising materials costs and an aging construction labor force exert upward pressure on construction costs. At the same time, significant capital continues to flow into the multifamily industry. As of January 2023, the Mortgage Bankers' Association estimates that multifamily loan originations volume was $439 billion in 2022 and will be $393 billion in 2023.

Blokable doesn't sell a product and thus doesn't compete with other modular and prefab companies or alternative building service suppliers that sell their products and services to developers. Rather, Blokable competes in real estate rental markets with traditional developers who build on longer timelines and at higher costs as they design, engineer, and construct one-off projects. By developing and owning multifamily housing with its proprietary building system and vertically integrated business model, Blokable intends to lower the cost and time of development.

The Blokable Building System, the bones under the integrated Modular Development™ platform, was designed first and foremost to provide innovative versatility enabling our properties to meet market demands now and into the future with the unit and building features that we believe renters expect. Our standardized building product and system is designed for manufacturing and engineered to exceed the toughest building codes in the highest-rent submarkets in the country. Blokable has completed all-electric projects in Washington, Colorado, and California that operate at below market costs.

Bloks are manufactured to about 95% completion in the factory. By law, the factory component of the build is regulated by the state, not local municipalities, reducing the scope of local review and approval, which is often the most significant cause of project delays in more traditional housing development projects. This also minimizes the amount of construction work that must be done at the project site and therefore reduces the risk of cost overruns and construction delays compared with traditional development.

Blokable is unlike traditional modular and prefabricated construction companies that simply sell goods and services to developers and make a modest profit margin that is subject to the competitive pressures of alternatives available to the purchaser. By taking a comprehensive, vertically-integrated approach to the housing development problem, Modular Development™ by Blokable seeks to reduce costs at all phases of development, including predevelopment, development, construction, and ownership and operations. Using the pre-engineered Blokable Building System to simplify development and leveraging manufacturing rather than onsite construction to complete most of the build, Blokable can significantly reduce time, cost, and risk. Such reductions will increase the value created from the real estate development process, which Blokable as the developer will be in position to capture.

Blokable seeks to benefit from technological and business model innovations that capture all wealth-creation opportunities that the real estate development process can create from cost savings, development fees, refinance proceeds, operating cash flow, and asset sale proceeds. And with our ability to build cheaper, faster, and, in our opinion, better, we expect the value of our projects will be much higher than traditional developments, especially as costs for traditional builds continue to escalate. At scale, these same innovations also provide for the development of affordable-to-own and affordable-to-rent housing at a fraction of traditional costs, allowing for us to help support wealth-creation opportunities for underserved buyers and the community.

Company Structure and History

The Company originated as Blokable, Inc. in March 2016, and operated as Blokable, Inc. until February 2021. In February 2021, in order to leverage the benefits of pass-through taxation, we engaged in a reorganization to convert into a limited liability company, which was structured as a merger. Blokable, LLC was formed, and Blokable, Inc. was merged into Blokable, LLC.

We also formed Blokable Operations, LLC, which is a subsidiary of the Company that employs all staff. The Company owns 99.5% of Blokable Operations, LLC, and Blokable Management, LLC owns the other .5%.

Other subsidiaries wholly-owned by the Company, but without any current operations, include Blokable Holdings, LLC, Blokable Acquisitions, LLC, and Blokable Administrative, Inc.

Employees

All employees devoting time to advancing Company matters and operations are employees of Blokable Operations, LLC. The Company does not have any direct employees. Currently, Blokable Operations, LLC maintains 14 full-time employees and no part-time employees.

Regulation

Because we work in the housing industry, we are subject to significant regulation by various governmental agencies. Where we engage in land development on a project site, we are subject to local regulations as it relates to local building ordinances. This includes things like permit processes for starting work on properties and zoning regulations. In some cases, as with zoning regulations, state authorities may override local ordinance requirements. With regard to the construction of the modular components and the buildings themselves (the Bloks), which are constructed at the factory location and then shipped to the project site, we are subject only to state regulation. Outside of normal labor regulations and tax regulations, Blokable is not subject to federal requirements related to our buildings or structures.

Intellectual Property

The Company has 40 trademarks either registered or pending, and 4 patent applications either published or pending, a full list of which is attached hereto as Exhibit F.

The Company has filed patent applications for its conventional and resilient structural joints, filed in July and September of 2021, respectively. These joints are enhancements of our initial joint structure that enable our Bloks to be stacked and connected, and are meant to simplify manufacturing, further improve structural performance, and produce highly resilient structures. The conventional joint is used in standard structures developed in low to moderate seismic zones. The resilient joint is designed for project development in high seismic zones. The resilient joint is repairable following seismic damage. Rather than losing a building as a result of damage resulting in government determination that it is no longer occupiable, the joint is designed to be repairable on-site, making the building occupiable and protecting asset value. The Company also has one additional patent published and awaiting next action, but is not yet fully awarded.

While we would certainly prefer to protect the intellectual property we create to make it more difficult for others to take advantage of our research and development, our business does not depend upon the patents described above being granted. As we do not compete in a sales market, even if a competitor were to use our exact joint, it would not present a threat to our business. Blokable is capable of developing projects using existing joint design and, should the patents for the conventional and resilient joint be rejected for any reason, it will not impact Blokable's operation. Patents on these joints will, however, help protect the Company's intellectual property in regards to the joints, preventing others from unfairly benefiting from Blokable's research and development.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company leases an office in Sacramento, California. It originally entered into the lease for a six-month term on May 18, 2021, which it subsequently has extended for two additional six-month terms since that time.

While the Company has sold most of the Bloks it has completed to date, it currently still owns one Blok. The National Renewable Energy Lab ("NREL"), a part of the Department of Energy, transported the Blok from its original location in Seattle, Washington, to NREL's site in Golden, Colorado, to showcase the Blok as an example of innovative building methods. Further, NREL is using the Blok as a highly energy efficient baseline to test new products and components for energy efficient building.

In addition, utilizing part of the proceeds of this Offering, the Company intends to lease a 150,000 square foot manufacturing facility and intends to outfit that facility with appropriate manufacturing equipment, fabrication tooling and equipment for building assembly. Blokable will also utilize proceeds to integrate Inventor, Revit, and NetSuite workflow for architectural design, building specifications, ordering, supply chain management, and logistics.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

If the company cannot raise sufficient funds, it will not succeed.
The company is offering the Securities in the amount of up to $5,000,000 in this Offering, with a Target Offering Amount of $25,000. Even if the maximum amount is raised, the Company will need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company

itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.

The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Security and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the Security generally. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

The Company depends on key personnel and faces challenges recruiting needed personnel.

The Company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, as the Company expands it may not be able to recruit the individuals needed for its growing business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

During the Company's phase of expansion where sub-contractors are utilized, the availability of such sub-contractors can be impacted by demand from competing users.

The Company is in the process of moving away from a batch-build process to a more automated manufacturing process with internal staff. Initial projects will depend upon the utilization of sub-contractors to accomplish certain building tasks in the factory. Blokable uses sub-contractors during this period to minimize staffing costs and to allow rapid prototyping and development of manufacturing techniques that will lead to the creation of more automated building processes and sub-assembly logic. The downside of such an approach is that Blokable must compete with other developers and contractors for such labor, which may lead to reduced availability and increased cost of such labor.

Government regulations may cause project delay, increase our expenses, or otherwise increase the cost of project development which could have a negative impact on our operations.

We are subject to state and local building codes, and land development projects are subject to permitting processes at the state and local level. While Blokable is initially building smaller projects and sites for such projects will be chosen and projects sized to minimize permitting risks, there is always a risk that entitlements are delayed. Further, during development of a project unforeseen events or conditions could increase the cost of a proposed project, which could negatively impact the costs of the project and income or value to be received form such project.

Increases in the cost of debt and/or equity financing for real estate development projects are possible and the cost of completing projects could be materially impacted by such market changes.

Blokable is a real estate development company, like all entities involved in any aspect of the real estate industry we are subject to local, national, and global market forces that affect the cost and availability of financing for project development. Such market forces as well as market failures and interruptions can cause cost of funds shocks that make projects much more expensive or in some cases impossible to finance or refinance.

Increases in the cost of raw materials, or supply disruptions, could have a material adverse effect on our business.

Our raw materials consist of steel, drywall, plumbing and other traditional building materials, which primarily are sourced from, or dependent on, materials sourced from domestic vendors and foreign vendors in some cases. While the raw materials used in manufacturing are available from multiple sources, which serves to generally minimize cost and availability risks, the costs of these materials may increase due to general market forces, shipping costs, or reduced supply availability of these materials more generally. Further, global or local natural disruptions, including the COVID-19 pandemic, may impact the supply chain, including limiting work in factories producing the materials into useable forms or impacts on the supply chain. Disruptions in supply could result in delays in our production line, delaying development of projects.

The ability to achieve a profit or positive return on any individual real estate development project is not guaranteed.
Real estate development involves inherent risk – including, but not limited to, market risk, entitlement risk, construction risk, and financing risk. Any one or combination of such risks could cause material project cost increases, revenue decreases, and/or delays that reduce (or eliminate) the opportunity to pay back the investment in an individual development project or achieve a project-level profit.

We intend to seek additional capital that will result in stockholder dilution or that may have rights senior to those of holders of the Security in this Offering.
The Company will need additional capital to continue operating. Any disruption in the capital markets could make it more difficult and expensive for us to raise additional capital. Even if it does make successful offerings in the future, it may result in your investment being diluted, and, as a result, your investment being worth less. If additional funds are raised through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of the Securities.

You may not have access to the same information that later investors may have.
The Company is currently considering conducting an offering under Regulation A under the Securities Act subsequent to this offering under Regulation CF, although there can be no assurance that the offering statement for that offering will be qualified, or will not be terminated. The Regulation A offering statement may contain more information, or different information, than is contained in this Form C. By investing in this offering, you are taking the risk that you would have made a different investment decision if you had had access to that information.

Risks Related to the Securities

No guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The terms of the Securities have been arbitrarily set by the Company.
The terms of the CF Convertible Notes have been determined by the Company internally. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

You cannot easily resell the Securities.
There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. The ability of the company to ever go public or get acquired by a bigger company is uncertain. That means the money you paid for these securities could be tied up for a long time.

The Company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and

allocation of the net proceeds of this offering. Investors in the CF Convertible Notes hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In order to expand, the company will raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

A convertible note is not the same as preferred equity.
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold. A convertible note, which is the security being offered here, is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to a startup with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

MANAGERS, EXECUTIVE OFFICERS, AND EMPLOYEES

Overview

This table shows the principal people on the Company's management team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Nelson Del Rio	Co-CEO	Indefinite	Full-time
Aaron Holm	Co-CEO / CFO / Secretary	Indefinite	Full-time
Stephen Chun	Chief Development Officer	Indefinite	Full-time
Timothy Miller	Chief Product Officer	Indefinite	Full-time
Board of Managers*:			
Nelson Del Rio	Manager	Indefinite	2
Aaron Holm	Manager	Indefinite	2
Jason Calacanis	Manager	Indefinite	2
Yongbai Choi	Manager	Indefinite	2

The Company's Operating Agreement requires five Managers on the Board of Managers. The Company currently is in the process of replacing one of its Managers that has recently retired.

Experience of Management

Nelson Del Rio, Co-CEO, Manager, and Co-Founder

Nelson Del Rio has been with Blokable as an advisor since 2016, and became one of the Co-Chief Executive Officers in 2017. Nelson has served as Co-CEO for the last five years, during which time he has been responsible for implementing the business plan for Modular Development, raising the funds necessary to operate the company, guiding development of all product design and prototyping activity, and have negotiated all contracts and relationships. He has personally designed and worked with the team to implement the engineering necessary to achieve Blokable's Modular Development goals, including the standard and resilient joints, and its build and assembly structures. Nelson graduated from Harvard Law School in 1987 and has been an active and continuous member of the California State Bar since 1987. Nelson began his career as a Merger and Acquisition Attorney at Skadden, Arps, Slate, Meagher & Flom, and then went on to become an active impact investor, developer, and philanthropist. In additional to his retail, land and other type of real estate acquisitions and development, Nelson is best known for his efforts in early single asset securitization, as well as the creation of the public-private partnership, design-build paradigm in use today in connection with government and other facilities. He has used his business, tax, legal, finance, construction, and development background in Blokable to create the same highly efficient development structure he created in the past in commercial development. Nelson has also served on Blokable's Board of Managers since 2017.

Aaron Holm, Co-CEO, Manager, and Co-Founder

Aaron Holm is one of Blokable's Co-Chief Executive Officers. Launching Blokable in 2016, Aaron has served in the capacity of Co-CEO since that time, during which time he has been responsible for implementing the business plan for Modular Development, raising the funds necessary to operate the company, guiding development of all product design and prototyping activity, and have negotiated all contracts and relationships. Prior to Blokable, Aaron has founded and led businesses and product teams, notably spearheading Amazon's first two physical retail businesses, Amazon Go and Amazon Books. Prior to his time at Amazon, Aaron, among other projects, co-founded Mylio, a software startup that protected and organized large libraries of personal photographs and memories. He also co-founded Industrial Color, a global leader in digital media Software as a Service, where he built a world-class team and digital media infrastructure. Aaron was CTO and head of the software business. Aaron has put his deep experience applying advanced technology to transform traditional industries to work at Blokable. He understands the complications inherent to the development of physical space and the opportunity to create the technology and logistics platform necessary to enable Blokable's Housing Development-as-a-Service model. Aaron has also served on Blokable's Board of Managers since the Company's inception.

Steve Chun, Chief Development Officer

Steve Chun is Blokable's Chief Development Officer, joining the Company in 2021, where he leads the Company's real estate development platform and financial efforts. A veteran real estate development and investment executive, Steve brings to Blokable uniquely broad-based, vertically-integrated multifamily expertise that encompasses all phases of the real estate life cycle – from acquisitions and financing to development to asset management and operations. From 2013 to 2019, Steve was Managing Director in the Executive Office of Lerner Enterprises, the largest private real estate developer in the Washington, D.C. market. Prior to Lerner, he was a Vice President from 2006 to 2012 at Woodridge Capital Partners, a leading real estate development and investment firm in Los Angeles with large-scale projects across the United States. In addition to extensive real estate transactional experience, he has highly-diversified residential development experience that ranges from low-density multifamily product to luxury high-rise towers, as well as master-planned residential communities and large-scale mixed-use projects. Earlier in his career, he was a mergers and acquisitions and private equity lawyer at a Wall Street law firm and at Oaktree Capital Management. He holds an M.B.A. from the Tuck School of Business at Dartmouth, a J.D. from the University of Michigan Law School and a B.A. from Dartmouth College.

Timothy Miller, Chief Product Officer, and Co-Founder

Timothy Miller started at Blokable in 2016, acting in the capacity as Blokable's Chief Product Officer. Timothy is responsible for all aspects of the Blokable Building System, the backbone of the Modular Development platform, overseeing all aspects of the product engineering and technology teams. Through the lens of architect, human-centric industrial designer, and business strategist, he has successfully created and expanded on customer experience for industry leaders including Boeing, Best Buy, Amazon, and LATAM Airlines. He has worked as a design leader within both agency and corporate environments, most notably with Amazon Go, TEAGUE, and HOK Architects. At Blokable, Tim's career has come full circle, bringing his unique experience to the challenge of creating a new category of housing.

Jason Calacanis, Manager

Jason Calacanis has been on Blokable's Board of Managers since 2017. Jason is a technology entrepreneur, angel investor, and the host of the popular podcasts This Week in Startups and Angel. Jason co-founded Launch in 2012 and has been the CEO during that time, where he is responsible for approving investments, overseeing, and leading the strategy and execution of the startup accelerator program, founder university, and regional pitch competitions. Jason also leads fundraising and investor relations for the Launch Fund and Launch Syndicate which invest directly into Launch portfolio companies. Prior to founding Launch, as a "scout" for one of the top Silicon Valley venture capital firm Sequoia Capital and later as an angel investor, Jason has invested in 150+ early-stage startups including 6 "unicorns" (billion-dollar valuations). His book "Angel: How to Invest in Technology Startups: Timeless Advice from an Angel Investor Who Turned $100,000 into $100,000,000" was published by HarperCollins in July 2017.

Yongbai Choi, Manager

YB Choi has been on Blokable's Board of Managers since 2019. YB Choi has been a part of the Venture Capital team at Vulcan Capital since 2008 focusing on early-stage investments driving core technology innovation broadly across many sectors. Prior to joining Vulcan, YB was a manager in the IP Acquisitions and Investments group at Microsoft Corporation. Before joining Microsoft, he was a member of the mergers and acquisitions group at Oppenheimer & Co. (formerly CIBC World Markets) and, earlier, worked in the health care investment banking group at Cowen & Co. YB received his BS in Engineering Management Systems from Columbia University. He advises venture investing students at the University of Washington as a W Fund Fellow and is a frequent participant as a judge or panelist at events and conferences focused on early-stage technology investment.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

There are no beneficial owners of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, as of January 31, 2023.

The following table describes our capital structure as of January 31, 2023:

Class of Equity	Authorized Limit	Issued and Outstanding	Reserved, Not-issued
Common Units	15,000,000	3,201,706	514,461*

Series Seed Preferred Units	2,228,749	2,212,642	0
Series A Preferred Units	5,170,678	5,170,678	0
Convertible Notes**	up to $7,500,000	$4,710,343.04	
Common Unit Warrants		22,246	
Series Seed Preferred Unit Warrants		16,107	

* *This accounts for the currently unissued shares of the Company's employee equity plan, or Grant of Common Shares Plan, as set forth in the Operating Agreement, pursuant to which the Company is authorized to issue up to 1,466,768 Common Units, and of which 952,307 were outstanding as of December 31, 2022.*

***The convertible notes have an interest rate of 6%, a maturity date of April 2024.*

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $25,000 Raise	Allocation After Offering Expense for a $5,000,000 Raise
Offering Expenses	$16,375	$1,030,000
Salaries & Related Expenses	$8,625	$1,458,000
Factory & Facility Related Expenses		$330,000
Research & Development and Other Third Party Services		$1,205,000
Real Estate Pursuit Costs		$409,000
Debt Repayment		$568,000

Salaries & Related Expenses
Salaries and related expenses consist of all expenses related to employment, including salaries and wages paid to employees, medical coverage, payroll and related taxes, benefits administration, and any other expenses directly related to employment. These funds will be used to pay salaries to current employees, which include the product development team, the real estate team, and administrative functions. In addition, these funds will be used to hire additional team members on the product development and real estate teams in order to work towards the product engineering goals and progress on the showcase project.

Factory & Facility Related Expenses

Factory and facility related expenses consist of rent payments for current leased space used in Sacramento and additional costs for leasing expenses for entering into the lease on prototyping space and the lease for the 150,000 square foot factory space.

Research & Development and Other Third Party Services

Third party services consist of expenses paid to third party consultants. Of the total amount, we anticipate spending approximately $600,000 on product engineering efforts, including structural testing of the joints and fire testing, as well as additional structural design expenses, architecture design expenses, and consultation and review of mechanical systems and fire, life, and safety systems. The remaining professional services expenses relate to (1) ERP and other software systems, which are necessary for operating the Company; (2) general accounting and legal services, used for general operations and tax compliance; (3) recruiting expenses for hiring new team members on the production engineering and real estate teams; and (4) general office expenses and travel.

Real Estate Pursuit Costs

Real estate pursuit costs consist of costs necessary for our next development project, a 21-unit showcase project to be located in downtown Sacramento, California (see the section below entitled "Financial Discussion— Milestones and Plan of Operations" for more information). Costs include architectural and engineering fees for project design and approvals, planning fees paid for project planning, state and local permit fees necessary to begin land development on the property, due diligence costs for the land under contract, and other relevant expenses necessary to build at the desired location.

Debt Repayment

Debt repayment consists of scheduled principal and interest payments on the Company's loan payable with Silicon Valley Bank.

The identified uses of proceeds are subject to change at the sole discretion of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Fruci & Associates II, PLLC. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement. The following discussion also includes information based on our unaudited operating data for 2023 and is subject to change once we complete our fiscal year, prepare our financial statements and our accountant completes a financial audit of those statements.

The Company's net revenues for the years ended December 31, 2022 and 2021 were $765 and $44,937, respectively. The company's revenue in 2022 and 2021 primarily consisted of collections on sales of an individual Blok that was completed in 2020, but the revenue was recognized on a cash basis in accordance with accounting principles generally accepted in the United States. During the period, the company was focused on engineering, research, and development, and was not focused on revenue generation. The cost of sales are those expenditures directly related to the revenue generating activities.

The Company's operating expenses consist of salaries paid to employees along with related taxes, benefits, and travel expenses, third party professional services for research and development, third party professional services for general company operations, and other general office expenses.

As a result of the foregoing factors, the Company's net losses from operations were $4,906,607 and $5,550,020 for the years ended December 31, 2022 and 2021, respectively.

Other expenses primarily consist of interest expense on the loan payable with Silicon Valley Bank, interest on the existing convertible notes, and other losses on asset disposition or forgiveness of debt.

Other income consists of lease income resulting from a sublease for factory space, and grant income from a grant from the IN2 partnership, which provided the opportunity to receive up to $250,000 in technical assistance from the National Renewable Energy Lab and a cash award.

Since the end of the period covered by the financial statements, the Company has not generated revenues.

Plan of Operations and Milestones

Blokable is a vertically integrated modular developer, where using the Blokable Building System, we build Bloks at a manufacturing facility that are subsequently shipped to building locations 95% complete, with construction then being finished on site. Blokable has completed 15 Bloks in total to date. This includes 3 individual Bloks that were prototyping units, two of which are currently used as permanent housing units and one that is currently used at the National Renewable Energy Lab campus in Golden, CO to showcase building innovation and for testing energy usage. In addition, Blokable built 12 apartments across two buildings, 7 one bedroom units and 5 studio units, in Auburn, Washington.

Blokable's unique business model allows us to use innovation and cost reduction strategies to generate long-term wealth. In order to realize this vision, Blokable needs to build out a real estate development system and outfit a manufacturing facility that is large enough to allow us to add manufacturing capacity to support the growing development pipeline, as further described below.

We have established the following milestones in our plan of operations:

Manufacturing Facility
In order to produce the Bloks that are part of the Blokable Building System, we are planning to lease a 150,000 square foot facility that can later be expanded to over 300,000 square feet. During our initial phase, we will also work out of a small prototyping area to test systems and processes and to begin planning for larger-scale manufacturing capacity.

Structural Testing
The Blokable Building System is designed to meet the regulatory requirements necessary of multi-family buildings. As a continuation of the design and engineering process, we will begin structural testing on next generation, patent pending, conventional and resilient joints. After structural testing, we will work towards bringing the new design into production of the Blokable Building System. The new joints represent advanced structural component manufacturing, and like our current design, will be certified for use in all areas of California.

Showcase Development Project – 707 E Street
We are working towards development of a 21-unit showcase project to be located in downtown Sacramento, California. As part of our business model, we are the developer of this project, which involves project design, engineering work, planning, and permitting. In order to complete this work, we will need to hire the necessary team members to complete the real estate development process.

Liquidity and Capital Resources

The Company has not committed to make any capital expenditures. The Company is in discussions with a landlord for a lease on a 150,000 square foot facility for manufacturing. The Company has a signed letter of intent for a property located in Sacramento, for which the company is currently performing due diligence; however, the company is not required to move forward with the purchase.

The Company had approximately $635,000 cash on hand as of January 31, 2023. In February 2023, the Company closed on additional $240,000 of funding on the Convertible Notes. Currently, we estimate our burn rate (net cash out) to be on average $312,000 per month.

The Company is currently conducting a concurrent Regulation D offering under Rule 506(c). As of March 21, 2023, the Company has raised $1,000 in that offering. Under the terms of that offering, the Company is offering a convertible note to investors, which carries a 20% discount at conversion, rather than the 10% discount offered under the terms of the CF Convertible Notes offered in this Offering, but does not carry the StarEngine Owner's bonus or other perks.

Indebtedness

In 2020, the Company entered into a Loan and Security Agreement with Silicon Valley Bank that permits the Company growth capital advances totaling $4,000,000, bearing interest at the greater of (i) 1% above the prime rate, or (ii) 5.25%, with interest payable monthly. The Company borrowed the entire $4,000,000 in January 2020. Prior to June 30, 2021, no principal payments were required, and the Company paid interest on the outstanding balance monthly. Beginning June 30, 2021, the Company began to pay $111,111 principal plus interest monthly, which will continue until maturity in June 2024. Collateral related to the Loan and Security Agreement consists of substantially all assets of the Company.

Beginning in 2022, the Company entered into Secured Subordinated Convertible Promissory Notes (the "Secured Convertible Notes") with investors. The Company issued $4,217,681 in Secured Convertible Notes that closed in 2022. The principal and unpaid accrued interest on the Secured Convertible Notes are payable 24 months following the initial closing date, which was April 29, 2022. The Secured Convertible Notes accrue interest at a rate of 6% per year, paid at maturity. As of December 31, 2022, the outstanding accrued interest on the Secured Convertible Notes is $135,676. The Secured Convertible Notes convert to equity securities upon a qualified financing of at least $30 million, along with other criteria as further defined in the Secured Convertible Notes, at a price of 80 percent of the price paid by cash purchasers in the qualified financing (as defined in the Secured Convertible Note documents). Collateral related to the Secured Convertible Notes consists of substantially all assets of the company, but is subordinate to the obligations of the loan payable.

Trends and COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

RELATED PARTY TRANSACTIONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

No qualifying transactions have occurred during the relevant period.

RECENT OFFERINGS OF SECURITIES

Prior to 2019, the Company raised $6,072,312in 3 different offerings, in a combination of priced equity and convertible instruments from investors. Since then, the Company has made the following issuances of securities in the past three years:

- On August 13, 2019, we issued 5,170,679 shares of Series A Preferred Shares in reliance on Regulation D of the Securities Act, for consideration of $21,905,194 of cash proceeds and debt forgiveness. The proceeds of this offering were used for research and development, general company operations, and to build one prototype accessory dwelling units and two buildings consisting of 5 one-bedroom units and 7 studio units.

- From April 29, 2022 through February 28, 2023, we closed on $5,000,000 in Secured Convertible Notes in reliance on Section 4(a)(2) of the Securities Act. The proceeds of this offering were used for research and development, including engineering and planning for manufacturing, and general business expenses.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital interests. This summary reflects the Company's Amended and Restated Operating Agreement and does not purport to be complete and is qualified in its entirety by its Amended and Restated Operating Agreement and its Bylaws. For a complete description of the company's capital interests, you should refer to its Amended and Restated Operating Agreement and its Bylaws and applicable provisions of the Delaware Limited Liability Company Act.

General

The Company's authorized securities consist of (i) up to 15,000,000 Common Shares, (ii) up to 7,399,427 Preferred Shares, of which 2,228,749 are designated as Series Seed Preferred Shares and 5,170,678 are designated as Series A Preferred Shares (collectively, the "Shares"), and up to $7,500,000 of Convertible Notes. As of January 31, 2023, there were 3,201,706 Common Shares, 2,228,749 Series Seed Preferred Shares, 5,170,678 Series A Preferred Shares, and $4,760,343.04 Convertible Notes issued and outstanding. For this Offering, the Company is issuing Series 2023-CF convertible promissory notes, with a minimum investment amount per investor of $500.

Security Being Offered in This Offering

The Security being offered in this Offering is a Series 2023-CF convertible promissory note. The Security will convert into preferred shares of a class of preferred shares of the Company's limited liability interests sold in the Qualified Financing, as defined below. Such class of preferred shares will be created prior to conversion.

Amount Outstanding: $0.00
Maturity Date: March 31, 2025
Interest Rate: 6%
Discount Rate: 10%
Valuation Cap: $125,000,000
Conversion Trigger: $30,000,000 preferred financing round (the "Qualified Financing")

Subordination

The indebtedness evidenced by the Securities shall be expressly subordinated, to the extent and in the manner set forth in the subordination agreement by and among the Company, the investors in this Offering, and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, in substantially the form attached as Exhibit A to the CF Convertible Note Subscription Agreement, in right of payment to the prior payment in full of all of the Company's Senior Indebtedness (as defined in the Subscription Agreement), and each investor hereby agrees to enter into such agreements and take such additional action as may be necessary to perfect such subordination.

Conversion; Repayment Premium Upon Sale of the Company

(a)   In the event that the Company issues and sells shares of its Preferred Shares to investors (the "Equity Investors") on or before the date of the repayment in full of the CF Convertible Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Shares resulting in gross proceeds to the Company of at least $30,000,000 (excluding the conversion of the CF Convertible Notes and any other debt) (a "Qualified Financing"), then it converts into Preferred Shares at conversion price equal to the lesser of (i) 90%of the per share price paid by the Investors or (ii) the price equal to the quotient of $125,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the CF Convertible Notes.)

(b)   If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which the CF Convertible Note has converted by such fraction.

(c)   Notwithstanding any provision of the CF Convertible Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of the CF Convertible Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under the CF Convertible Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) 1.11 times the aggregate amount of the principal and all accrued and unpaid interest under the CF Convertible Note or (b) the amount of proceeds that would be payable to the Investor pursuant to the Sale of the Company if all Investors were to, immediately prior to the Sale of the Company, convert the aggregate amount of the principal and all accrued and unpaid interest under the CF Convertible Notes into the Company's Common Shares at a price per share equal to the quotient obtained by dividing (x) $125,000,000 by (y) the aggregate number of outstanding shares of the Company as of immediately prior to the Sale of the Company (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the CF Convertible Notes).

(d)   For the purposes of the CF Convertible Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Preferred Shares Upon Conversion

The class of preferred shares sold in the Qualified Financing will be created prior to conversion, with the authorized number of preferred shares to be created at that time. Such class of shares will have substantially the same rights and preferences as the Company's existing Preferred Shares.

Voting Rights

The preferred shares sold in the Qualified Financing will have voting rights.

Other Rights and Preferences

The preferred shares sold in the Qualified Financing will have substantially the same rights and preferences as the Company's existing Preferred Shares. See section below entitled "Rights of Authorized Securities of the Company."

Rights of Authorized Securities of the Company

The rights of each class of members are set forth in the Amended and Restated Operating Agreement of Blokable, LLC dated February 1, 2021 (the "Operating Agreement"). This is only a summary.

Voting

All Shares are voting shares except Shares issued under the Company's equity participation plan that are unvested shares or shares subject to a repurchase option in favor of the Company, and all Common Shares and Preferred Shares vote together on an as-converted basis and not as a class. For purposes of determining the voting interest of a Member, a Member's voting power is based upon the number of Shares held on an as-converted basis.

Distributions and Liquidation Preference

If the Company elects to make distributions to the members, the holders of the Series A and Series Seed Preferred Shares are entitled to priority distributions in proportion to the unpaid preferred liquidation preference of each Member (as defined in the Operating Agreement). Distributions will be made as follows: (i) first, to the Series A Preferred Members pro rata in proportion to the unpaid preferred liquidation Preference attributable to their Series A Preferred Shares until each such Series A Preferred Member has received aggregate distributions with respect to its Series A Preferred Shares, (ii) then, to the Series Seed Preferred Members pro rata in proportion to the unpaid preferred liquidation preference attributable to their Series Seed Preferred Shares until each such Series Seed Preferred Member has received aggregate distributions with respect to its Series Seed Preferred Shares, and (iii) thereafter, to the Series A Preferred, Series Seed Preferred, and Common Members pro rata in proportion to the number of Shares held by each at the time of the distribution.

As of December 31, 2022, the unpaid preferred liquidation preference for Series Seed Preferred Shares is $4.5113 per unit and for Series A Preferred Shares is $4.52 per unit. The total liquidation preference is $9,981,891for the Series Seed Preferred Shares and $23,371,464 for the Series A Preferred Shares as of December 31, 2022.

Conversion

Series A Preferred Shares and Series Seed Preferred Shares can be converted into Common Shares at any time at the option of the holder or automatically upon the election of the majority of Preferred Shares or the closing of a qualified initial public offering. The initial conversion rate per share is determined by dividing the original issue price by the conversion price.

Preemptive Rights

If the Company proposes to offer or sell any Additional Shares (as defined in the Operating Agreement), the Company must first offer such Additional Shares to each Major Holder (of Series A Preferred Shares, as further defined in the Operating Agreement). A Major Holder will be entitled to apportion the right of first in such proportions as it deems appropriate, among itself and its affiliates.

Drag-Along Rights

In the event that (i) the Selling Investors (as defined in the Operating Agreement); (ii) the Board of Managers; and (iii) the holders of a majority of the then outstanding Common Shares held by the Key Holders who are then providing services to the Company as officers, employees or consultants, voting as a separate class approve a sale of the Company, each Member and the Company hereby agree:

(a) if such transaction requires Member approval, with respect to all Shares that such Member owns or over which such Member otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such sale of the Company and to vote in opposition to any and other proposals that could delay or impair the ability of the Company to consummate such sale;

(b) if such transaction is a Share Sale (as defined in the Operating Agreement), to sell the same proportion of Shares of securities of the Company beneficially held by such Member as is being sold by the Selling Investors to the person to whom the Selling Investors propose to sell their Shares, and on the same terms and conditions as the other Members of the Company;

(c) not to deposit, and to cause their affiliates not to deposit any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the sale of the Company; and

(d) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such sale of the Company, or the consummation of the transactions contemplated thereby.

Board of Managers Election Rights

<u>For Common Shares</u>

The Board of Managers shall include two (2) representatives of the holders of the majority of Common Shares, (a) one of whom shall be designated by Aaron Holm, with restrictions as further provided in the Operating Agreement, and (b) the other of whom shall be designated by Nelson Del Rio, with restrictions as further provided in the Operating Agreement. Aaron Holm is the current Manager designated by Aaron Holm, and Nelson Del Rio is the current Manager designated by Nelson Del Rio.

<u>For Series A Preferred Shares</u>

The Board of Managers shall include two (2) representatives of the holders of the majority of Series A Preferred Shares, (a) one of whom shall be designated by VCVC IV LLC, with restrictions as further provided in the Operating Agreement, and (b) the other of whom shall be designated from time to time by the holders of a majority of the then-outstanding Series A Preferred Shares. Yongbai Choi is the current representative designated by VCVC IV LLC, and Mitchell Kapor was the representative designated by the holders of a majority of outstanding Series A Preferred Shares, who has recently retired and who the Company is in the process of replacing.

To the extent that any of the conditions in this section are not satisfied, then the corresponding manager shall be designated by the holders of a majority of the Common Shares, in the case of the Common Shares provision, and the holders of a majority of the Series A Preferred Shares, in the case of the Series A Preferred Shares provision.

Outstanding Options and Warrants

The Company may from time to time issue warrants to purchase membership shares at prices to be determined by the Board of Managers. The Company issued a warrant to a holder in October 2016 with the option to purchase 16,107 shares of Series Seed Preferred Shares at an exercise price of $1.50 per share with an expiration date of October 2023. The holder may exercise the option or exercise a conversion right to convert the warrant into the proportionate number of shares equal to difference between the then aggregate fair market value of the 16,107 shares upon exercise of the warrant minus the aggregate exercise price of the shares divided by the fair market value. In addition, in connection with the Loan and Security Agreement with Silicon Valley Bank, the Company issued a warrant to purchase Common Shares. The Company authorized 22,246 shares to be purchased, and agreed in February 2021 to adjust the exercise price to $.01 per share. The holder may at any time and from time to time exercise the warrant, in whole or in part, by delivering to the Company the original of the Warrant together with a duly executed Notice of Exercise.

The Company may issue Common Shares to employees, consultants, or Managers pursuant to the terms of its Grant of Common Shares Plan (the "Plan") set forth in the Operating Agreement. The Board of Managers may issue up to 1,466,768 shares under the Plan as of December 31, 2022 and 2021. During 2021, the Board of Managers issued 1,025,205 Common Shares under the Plan, of which 808,023 were issued for cash proceeds of $83 and 217,182 were issued without cash payment. During the year, 66,542 were forfeited and 30,105 were repurchased. At December 31, 2021, 928,558 shares were outstanding, and of those shares, 353,358 were fully vested. During 2022, the Board issued an additional 69,500 shares under the Plan for cash proceeds of $7. During the year 42,834 shares were repurchased and 2,917 shares were forfeited. At December 31, 2022, 952,307 shares are outstanding, and of those shares, 596,931 are fully vested.

What it Means to be a Minority Holder If or When Equity Securities Are Issued

As an investor in the Securities of the Company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. If or when the Securities convert into equity, you will still only be a minority holder of those equity interests, and you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

● To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The intermediary will act as the SEC-registered transfer agent in this Offering, through its entity StartEngine Secure, LLC.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

● In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

● In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

● In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

How we determined the offering price

The Company determined the terms of the CF Convertible Notes internally.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at www.blokable.com.

The company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

STARTENGINE'S INVESTING PROCESS

<u>Platform Compensation</u>

As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out from the date it hits its goal early. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, investments will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members. .

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Minimum and Maximum Investment Amounts

In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, www.startengine.com/blokable.

Exhibit Index

Exhibit A – Subscription Agreement & Convertible Note

Exhibit B – Video Transcripts

Exhibit C – Campaign Page

Exhibit D – Patent and Trademark List

Exhibit E – Operating Agreement

Financial Statements